Exhibit 12.1

CARRIZO OIL & GAS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2016	2015	2014	2013	2012	2017
Earnings
Income (loss) from continuing operations before income taxes	($675,474)	($1,298,760)	$350,210	$34,761	$82,133	$96,327
Fixed charges	100,299	105,003	90,451	86,795	74,852	51,681
Interest capitalized	(17,026)	(32,090)	(34,545)	(29,889)	(24,848)	(7,768)

Total Earnings	($592,201)	($1,225,847)	$406,116	$91,667	$132,137	$140,240
Fixed Charges
Interest expense	$96,429	$101,285	$87,716	$84,578	$73,006	$49,445
Interest portion of rental expense	3,870	3,718	2,735	2,217	1,846	2,236

Total Fixed Charges	$100,299	$105,003	$90,451	$86,795	$74,852	$51,681
Ratio of Earnings to Fixed Charges	— (1)	— (1)	4.49	1.06	1.77	2.71

(1)	For the years ended December 31, 2016 and 2015, earnings were insufficient to cover fixed charges by $692.5 million and $1.3 billion, respectively, primarily due to non-cash impairments of proved oil and gas properties of $576.5 million and $1.2 billion, respectively.

We had no preferred stock outstanding for any historical period presented (although preferred stock was issued on August 10, 2017), and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for those historical periods.